September 16, 2025

Michael Singer
Chief Executive Officer
Insight Digital Partners II
17 State Street, Suite 4000
New York, NY 10004

        Re: Insight Digital Partners II
            Registration Statement on Form S-1
            Filed August 20, 2025
            File No. 333-289728
Dear Michael Singer:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover page

1. We note disclosure on page 20 that if you increase or decrease the size of the offering pursuant to Rule 462(b), you will take steps to maintain the ownership of founder shares by your initial shareholders at 25% of your issued and outstanding ordinary shares upon the consummation of the offering. Please revise the cover page and summary to disclose whether any additional founder shares may be issued to the sponsor or affiliates in this regard, and the price to be paid for these securities, including, as applicable, whether or the extent to which this compensation and securities issuance may result in a material dilution of the purchasers equity interests.
       Please also address whether the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into private placement warrants may result in a material dilution of the purchasers' equity interests. See
Item 1602(a)(3) and
       Item 1602(b)(6), respectively, of Regulation S-K.
 September 16, 2025
Page 2

Summary, page 1

2. Please revise the restrictions on transfer tables on page 7 and 118 to include the restrictions on transfer set forth in the underwriting agreement in tabular format, as required by Item 1603(a)(9) of Regulation S-K.
Management
Conflicts of Interest, page 151

3. We note your disclosure in the risk factors on page 78 that your sponsor, officers and directors have complete discretion, subject to applicable fiduciary duties, as to which blank check company they choose to pursue a business combination and the order in which they pursue business combinations for any of their existing or future blank check companies. Please revise this section to clarify how targets are allocated among
       SPACs, particularly given the involvement of members of your management with existing SPACs such as Drugs Made in America Acquisition Corp. and Drugs Made
       in America Acquisition II Corp. Also, provide a brief description of such conflicts in the prospectus summary.
Underwriting, page 196

4. Please clarify disclosure in this section on page 198 and on the cover page, in Use of
       Proceeds and elsewhere stating that the $0.40 per unit of deferred compensation will be due to the underwriters "solely on amounts remaining in the trust account"
       following shareholder redemptions. It is unclear whether you mean that the deferred compensation will only be paid to the extent that there are amounts remaining in the trust account, or that it will be paid only with respect to unredeemed public shares in connection with the business combination.
 September 16, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Long at 202-551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Elliott Smith, Esq.